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DeFi Technologies, Through its Subsidiary Valour, Launches Solana Exchange
Traded Product on Nordic Exchange

New exchange traded product ("ETP"), Valour Solana (SOL) SEK, will enable institutions and individuals to invest in the SOL token as easily as buying shares from their bank or broker
Trading in Valour Solana (SOL) SEK began today, September 16, 2021 on Nordic Growth Market stock exchange ("NGM").
TORONTO, Sept. 16, 2021 /CNW/ - Valour Inc. ("Valour"), a subsidiary of DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF) and issuer of investment products focused on digital assets, has announced it has launched its Solana ETP (VALOUR SOLANA (SOL)  SEK - CH1114178762) on the NGM. Trading in Valour Solana ETP began today, September 16, 2021. The Valour Solana ETP enables investors to gain exposure to SOL, the native cryptocurrency in Solana's ecosystem, simply and securely, via their bank or broker.
Solana is the fastest blockchain in the world and the fastest growing ecosystem in the crypto universe, with more than 400 projects spanning DeFi, NFTs, Web3, and more. It currently sits among the top 10 cryptocurrencies in the world by market capitalization1  at USD $52.36 billion as of September 13, 2021.
Solana is a programmable blockchain that can run multiple decentralized finance operations.

By gaining exposure to digital assets via Valour, DeFi Technologies' investors benefit from the standardisation, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each ETP of Valour that is bought and sold on the NGM or other exchanges, Valour purchases or sells the equivalent amount of the underlying digital assets, meaning the ETPs are fully backed at all times.

1 Coinmarketcap.comas at 13 September, 2021

About Valour Solana (SOL) SEK
Valour Solana (SOL) SEK (ISIN: CH1114178762) is a fully-hedged, passive investment product with Solana's native token, SOL, as its underlying asset. The new Valour Solana ETP, available in Swedish krona, is traded on the NGM, a regulated stock exchange based in Stockholm, Sweden, under the ticker VALOUR SOLANA SEK. Available for purchase via banks or brokers in the same way as any other security, the Valour Solana ETP removes the mystery, complexity and costs of trading and custody of SOL that have thus far impeded mainstream adoption of digital assets and decentralised finance.
About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.
About DeFi Technologies
DeFi Technologies Inc. is a digital asset investment firm bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies and the future of finance. We believe that decentralised technologies lie at the heart of financial innovation. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide diversified exposure across decentralized finance. As a trusted partner for our clients and investors, we provide industry-leading products  and top-quality research and education in this fast-growing space. For more information visit https://defi.tech/.
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; the offering and trading of Valour Solana ETP on the NGM; the development of future ETPs and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to, the growth and development of the Valour Solana ETP and the DeFi and cryptocurrency sector; rules and regulations with respect to DeFi; regulatory approval of ETPs and future adoption of Valour's ETPs. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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https://www.prnewswire.com/news-releases/defi-technologies-through-its-subsidiary-valour-launches-solana-exchange-traded-product-on-nordic-exchange-301378 SOURCE DeFi Technologies, Inc.

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 07:30e 16-SEP-21